AMENDMENT TO SHARE PURCHASE AGREEMENT

THIS AMENDING AGREEMENT dated July 10, 2019

AMONG:
PLEIADES TRADING LTD., a corporation existing under the
laws of Malta (“Peter Holdco”)

- and -

DFT TRADING LIMITED, a corporation existing under the
laws of Malta (“Pauric Holdco”, and together with Peter Holdco, the “Vendors” and each, a “Vendor”)

- and -

PLEIADES HOLDINGS LTD., a corporation existing under the
laws of Malta (“Peter Topco”)

- and -

DFT HOLDINGS LIMITED, a corporation existing under the
laws of Malta (“Pauric Topco”)

- and -

PETER COMERFORD, of the Town of Kellyville, New South
Wales, Australia (hereinafter referred to as “PC”)

- and -

PAURIC DUFFY, of the Town of Sintra, Portugal (hereinafter
referred to as “PD”, and together with Peter Topco, Pauric Topco and PC, the “Guarantors”)

- and -

THE FLOWR CORPORATION, a corporation existing under
the laws of the Province of Ontario (hereinafter referred to as the
“Purchaser”)

RECITALS:

A.	On June 24, 2019, the Parties entered into a Share Purchase Agreement (the “ Purchase Agreement”).

B.	The Parties wish to amend the Purchase Agreement to extend the Outside Date to July 31, 2019 on the terms and conditions contained in this amending agreement (the “Amending Agreement”).

C.	Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Purchase Agreement.

     THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

1.	In Section 1.1. of the Purchase Agreement, the definition of “Outside Date” is deleted in its entirety and replaced with the following:

“Outside Date” means July 31, 2019, or such later date as agreed to in writing among the Parties.

2.	Except as otherwise expressly provided herein, the Purchase Agreement is hereby ratified and confirmed in all respects and shall remain and continue in full force and effect.

3.

Upon execution of this Amending Agreement by the Parties, it will be binding upon and enure to the benefit of each of the Guarantors, the Vendors, the Purchaser and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

4.

The Parties hereby agree that on and after the date first referenced above, each reference in the Purchase Agreement to “this Agreement” shall mean and be a reference to the Purchase Agreement, as amended by this Amending Agreement.

5.	This Amending Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.

This Amending Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Amending Agreement.

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as at the date first written above.

VENDORS:
PLEIADES TRADING LTD.

	By:	“Peter Comerford”
		Name:	Peter Comerford
		Title:	Director

DFT TRADING LIMITED

	By:	“Pauric Duffy”
		Name:	Pauric Duffy
		Title:	Director
GUARANTORS:
PLEIADES HOLDINGS LTD.

	By:	“Peter Comerford”
		Name:	Peter Comerford
		Title:	Director
DFT HOLDINGS LIMITED

	By:	“Pauric Duffy”
		Name:	Pauric Duffy
		Title:	Director

“Peter Comerford”	“Pauric Duffy”
Witness	PAURIC DUFFY

“Ruth Comerford”	“Peter Comerford”
Witness	PETER COMERFORD

[Amending Agreement - SPA]

PURCHASER:

THE FLOWR CORPORATION

By:	“Francesco Tallarico”
	Name:	Francesco Tallarico
	Title:	General Counsel

[Amending Agreement - SPA]